Filing under Rule 425 under
                                                      the Securities Act of 1933
                                              and deemed filed under Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                Filing by: BROKAT Infosystems AG
                                           Subject Company: Blaze Software, Inc.
                                                SEC File No. of Blaze: 000-29817

THE NEW BROKAT:  BUSINESS AND FINANCIAL PERSPECTIVES

BROKAT, BLAZE AND GemStone JOIN FORCES


[graphic omitted]

June 20, 2000

                                                     Filing under Rule 425 under
                                                      the Securities Act of 1933
                                              and deemed filed under Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                Filing by: BROKAT Infosystems AG
                                           Subject Company: Blaze Software, Inc.
                                                SEC File No. of Blaze: 000-29817

Filings with the US SEC

BROKAT plans to file a Registration Statement on Form F-4 with the US SEC in connection with the Blaze transaction. The Form F-4 will contain an exchange offer prospectus, a proxy statement for Blaze's special meeting and other documents. Blaze plans to mail the proxy statement/prospectus contained in the Form F-4 to its stockholders. The Form F-4 and proxy statement/prospectus will contain important information about BROKAT, Blaze, the Blaze transaction and related matters. Investors and stockholders should read the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Blaze transaction carefully before they make any decision with respect to the Blaze transaction. A copy of the merger agreement with respect to the Blaze transaction has been filed by Blaze as an exhibit to its Form 8-K dated June 20, 2000. The Form F-4, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the transaction will be available when filed free of charge at the US SEC's web site at www.sec.gov. In addition, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the Blaze transaction will be made available to investors free of charge by calling or writing to:

Brokat Infosystems AG
Silke Simon
Head of Investor Relations
Industriestr.3
70565 Stuttgart, Germany
Phone: +49-711-78844 298
Email: Silke.Simon@Brokat.com

Blaze Software, Inc.
Gary Shroyer
Investor Relations Department
150 Almaden Blvd.
San Jose, CA 951134
(408) 535-1757

In addition to the Form F-4, the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Blaze transaction, Blaze is obligated to file annual, quarterly and special reports, proxy statements and other information with the US SEC. You may read and copy any reports, statements and other information filed with the US SEC at the US SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the US SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the US SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the US SEC at http//www.sec.gov.

Solicitation of Proxies; Interests of Certain Persons in the Transaction

The identity of the people who, under SEC rules, may be considered "participants in the solicitation" of Blaze stockholders in connection with the proposed merger, and a description of their interests, is available in an SEC filing on
Schedule 14A made by Blaze on June 21, 2000.

Forward-Looking Statements

This release contains statements that constitute forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events, including: the transactions; other transactions to which the parties may be a party; competition in the industry; changing technology and future demand for products; changes in business strategy or development plans; ability to attract and retain qualified personnel; worldwide economic and business conditions; regulatory, legislative and judicial developments; financing plans; and trends affecting the parties' financial condition or results of operations. Forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors. Although management of the parties believe that their expectations reflected in the forward looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward looking statements. In any event, these statements speak only as of the date of this release. The parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events. Readers are referred to Blaze's Annual Report to Stockholders and BROKAT's and Blaze's other filings with the US SEC for a discussion of these and other important risk factors concerning the parties and their respective operations.

THREE LEADING E-INFRASTRUCTURE PLAYERS JOIN FORCES
CREATING AN INTERNATIONAL e-BUSINESS POWERHOUSE

Brokat acquires Blaze and GemStone

We will be deliver an integrated e-Services Platform
o Flexible, future-proof, and customer-focused e-Business solutions with shorter time-to-market for Services providers
o Partner readiness through improved functionality and industry standard compliance
         CRM-enabling
         J2EE-compliance

[graphic omitted]

WHO IS BROKAT?  AN OVERVIEW

Brokat mission

Providing a seamless fabric for instant e-Business

[graphic omitted]

Main products
e-Services Platform Twister: infrastructure platform to build e-Business solutions

Application Packages for specific verticals (e-Finance, m-Commerce)

Main customer segments:  Financial institutions (over 2000 customers)

Revenue CY 99              :        USD 50.2 million (+160%)

Market cap. 6/2000         :        ~USD 3 billion +

Number of employees        :        ~740

Headquarters               :        Stuttgart, Germany

[graphic omitted]

BROKAT CUSTOMERS

Who's Who in Internet Banking and e-Commerce

e-Banking / e-Brokerage

[graphic omitted]

e-Commerce

[graphic omitted]

WORLDWIDE PARTNER NETWORK

Brokat and His Tornado Partners

[graphic omitted]

THE PLAYERS:  EACH RESPECTED LEADER IN ITS FIELD OF e-BUSINESS

Overview Blaze

Blaze Mission

Supplying the leading infrastructure for rules-based application development and rule runtime execution

[graphic omitted]

Main product

Blaze Advisor: Rule-based software infrastructure to build personalized e-Business solutions

Main customer segments:  Insurance, banking, telecommunications (more than 200 customers)

Revenue FY 99:             USD 18.2 million* (+100%)

Market cap. 6/2000:        USD 300+ million

Number of employees:       227

Headquarters:     San Jose, CA USA

History:          Founded in 1985 as Neuron Data
                  Advisor 1.0 1998
                  Renamed in 1999
                  IPO in March 2000

*FY end March 2000

BLUECHIP CUSTOMERS AND PARTNERS IN THE FINANCIAL COMMUNITY

Blaze Software

Selected Clients           [graphic omitted]

Selected Partners          [graphic omitted]

THE PLAYERS:  EACH RESPECTED LEADER IN ITS FIELD OF e-BUSINESS

Overview GemStone

GemStone mission

GEMSTONE
[graphic omitted]
Supplying the most technologically advanced software infrastructure for the new B2B economy

Main product

GemStone/J: Enterprise class Java application server for adaptable e-Business solutions

Main customer segments:    Financial Institutions, Telecommunications, B2B e-
                           Marketplaces and dPortals

Revenue FY 99:             :        USD 23,6 million

Market cap. 6/2000         :        not publicly traded

Number of employees        :        170 +

Headquarters:              :        Beaverton (Portland) OR, USA

History                    :        founded in 1982
                                    first Java product, GemStone/J
                                    1.0, shipped 1997

BLUECHIP CUSTOMERS AND PARTNERS

GemStone

Selected Clients

[graphic omitted]

Selected Partners

[graphic omitted]

ANALYSTS STATEMENTS ON BLAZE AND GEMSTONE


BLAZESOFTWARE

"...The design philosophy here represents a significant departure from other personalization vendors we've seen. While other vendors talk about business rules based on customers, they often ignore the existing business rules a company has already established in their pre-"e" existence. Essentially, other personalization vendors are asking businesses to craft new, customer-centric web-based rules while Blaze software encourages businesses to move apply existing business rules to the new medium.

                                                 Appain
                                                 Web Personalization Report
                                                 www.appaincorp.com

[graphic omitted]

GEMSTONE

"GemStone/J is a strong product for B2B and other forms of Internet commerce. The product's combination of a strong platform for logic development, architecture for transaction and data management on the middle tier, a complete security model, and integration of services under the Enterprise Java standards stand out in this comparison...

                           Anne Thomas, Senior Analyst
                           Patricia Seybold Group

[graphic omitted]

THE MARKET MOVES TOWARDS THE INTEGRATED PLATFORM

Application Development and Execution
o        Transaction Processing
o        Back-Office Integration
o        Multi-Channel
o        Messaging
o        Security
o        Standard Compliance
o        (EJB/J2EE)

[graphic omitted]

"The vendors leading the pack today are those capable of covering the entire scope of Web application development, including value-added components and custom application development."

E-Business:  Reshaping the Application Server Market?  TechMetrix, June '00
o        User Profiling/Customer Tracking
o        Content Management
o        e-Business Intelligence
o        Message Notification
o        Payment
o        Teleweb
o        Personalization (Business Rule Automation)

EVOLUTION OF e-SERVICES PLATFORMS - GROWING REQUIREMENTS

"J2EE's distributed and object-oriented capability tend to be better suited to large-scale projects. As a result, mind shares favor a J2EE-compliance application server."

"e-business:  Reshaping the Application Server Market?  TechMetrix, Jun. '00

[graphic omitted]  "EJB and CRM have been major trends in 2000.

Personalization..., has been a key enabling technology for bringing e-commerce and CRM together. It will be important to be able to personalize consistently across different applications as well as across all channels.
GigaGroup

AIMING TO MOVE TO THE FOREFRONT IN e-SERVICES PLATFORMS

Improve Brokat's ability to execute

GemStone is a leading provider of EJB Enterprise Application Server
o        Local platform sales/marketing in the US

o        Installed base and ISV/IHV relationships

o        Large Developer's community (www.javasuccess.com)

Blaze is a leading provider of rules based software infrastructure for personalization and CRM

o        Major EAS players as OEMs for CRM/Personalization

o        Partnerships with CRM vendors (Autonomy, Chordiant, Click Action, ...)

o        Local platform sales/marketing in the U.S.

Position of Brokat, Blaze and GemStone in the new contest of players

[graphic omitted]

Source:  Brokat, Blaze, Gartner

ENRICHMENT OF E-SERVICES PLATFORM

BROKAT TWISTER:  INFRASTRUCTURE FOR THE e-FRONT OFFICE

[Blaze logo]

Blaze Advisor:  Rule Engine that allows personalization

[graphic omitted]

[GemStone logo]

GemStone/J:
J2EE-based
Enterprise Application Server

REASONS FOR THE ACQUISITIONS:  BECAUSE OF CUSTOMER BENEFITS...

Improved customer attractiveness

GemStone:

o        Investment protection through industry-standard compliance

o Faster time-to-market via lower Java entry barrier & best practices (www.javasuccess.com)

o Lower cost of ownership through more efficient server architecture (Extreme Clustering(TM))

Blaze:

Rapidly changing applications due to volatile market conditions or customer behavior

o        Improved Customer Relationship Management across all channels

o Cost reduction through business process automation (intelligent e-Self-Services)

Brokat:

o        CORBA Enterprise Application Server

o        Multi-Channel Customer Interaction

o        Enterprise Application Integration

o        Business Services (Payment, Collaboration)

[graphic omitted]

 ...AS WELL AS PARTNERS

"System integrators need building blocks to conciliate productivity and openness. Vendors who provide business solutions above their application server have put together the winning cocktail."
                                    -TechMetrix, Nov. '99

Improved partner attractiveness

GemStone:

o Improved completeness and openness through J2EE industry-standard support

o Large developer's community for steep learning curve (knowledge transfer) and best practices (www.javasuccess.com)

Blaze:

o Enhanced completeness of platform through CRM functionality (new CRM scenarios can be addressed)

o        Frameworks for ASP models

Brokat:

o        CORBA  Enterprise Application Server

o        Multi-Channel Customer interaction

o        Enterprise Application Integration

o        Business Services (Payment, Collaboration)

[graphic omitted]

MARKETING GOAL:  STRENGTHEN GLOBAL BRAND BY US CORE MARKET
PRESENCE

Induce Strengthening of Global Brand

Strengthen US Core Market Presence

[graphic omitted]

COMBINING BROKAT, GemStone & BLAZE FIELD ORGANIZATIONS

Challenging growth opportunities

o        One strong US field organization

o        Increasing customer base

o Enlarged product portfolio and the offering of an integrated platform solution

o        An-organic growth by combined skilled resources

Portland

San Jose

Atlanta

Brokat US Field Organization

o        Sales
o        Professional Services
o        Customer Support
o        Marketing

[graphic omitted]

FIELD ORGANIZATION GOALS:  UTILIZE OF SYNERGIES IN COMBINED OPERATIONS

Growing market share by consolidating market

Higher market penetration due to better customer access in combined customer base

Blaze
Brokat
GemStone

Faster growth of scarce human resources

Increase of human capital by knowledge combination and exchange

[graphic omitted]

                      CONSOLIDATED INCOME STATEMENT BROKAT

DMm                                               CY*1998              CY*1999
--------------------------------------------------------------------------------
Revenues                                             36.1                 94.0
Cost of sales                                       (19.1)               (43.9)
--------------------------------------------------------------------------------
Gross Profit                                         17.0                 50.2
--------------------------------------------------------------------------------
Selling expenses                                    (25.1)               (51.0)
General and administrative expenses                  (6.6)               (19.1)
Research and development                             (6.9)               (17.6)
--------------------------------------------------------------------------------
Operating result                                    (21.6)               (37.6)
--------------------------------------------------------------------------------
Other income, net                                     5.8                  3.6
--------------------------------------------------------------------------------
EBITDASO                                            (14.1)               (28.9)
--------------------------------------------------------------------------------
Amortization costs                                    -                  (19.5)
Cost of employee participation                        -                  (28.6)
--------------------------------------------------------------------------------
EBIT                                                (15.8)               (82.0)
--------------------------------------------------------------------------------
Net interest                                          0.4                 (0.8)
Income taxes, net                                     -                   (0.2)
Extraordinary loss                                   (4.2)                 -
--------------------------------------------------------------------------------
Net Loss                                            (19.6)               (83.1)
--------------------------------------------------------------------------------
                                                 *   CY 98 and CY 99 numbers are
                                                     unaudited because of change
                                                     of fiscal year and are
                                                     reported for comparison
                                                     purposes only.

                     BROKAT: REVENUE DEVELOPMENT BY SEGMENT

                                [GRAPHIC OMITTED]

                       BROKAT: CONSOLIDATED BALANCE SHEET

                                                               March 31, 2000
                                                                   DM'000
                                                                   ------
Assets
Current assets                                                    256,630
Fixed assets                                                       11,195
Intangible assets                                                 169,928
Financial assets                                                    5,309
Deferred tax assets                                                 2,433
Total assets                                                      445,495

Liabilities & Shareholders' Equity
Current Liabilities                                                44,278
Long-term debt                                                    248,552
Shareholders equity                                               152,302
Total liabilities and shareholders equity                         445,495

BROKAT: EMPLOYEES

BUILD UP OF AN INTERNATIONAL EMPLOYEE STRUCTURE

                                                           March 2000
                                                           ----------
BROKAT Germany*                                                412
BROKAT Europe                                                   59
BROKAT Australasia                                              59
BROKAT USA                                                     113

BROKAT total                                                   643

Finance & Organization                                          95
Research & Development                                         201
Customer & Professional Service                                195
Marketing/Product                                              152
Management/Sales

* Including Me Technology that was merged in May 2000

Blaze Financial Statements               FY 1998/99      FY 1999/2000
FY end March - 000's of US$
                                              Total             Total
                                              -----             -----
Revenues
         Product licenses                     3,722             8,486
         Service/other                        5,332             9,710
Total revenues                                9,054            18,196
Cost of revenues                              2,932             6,875
Gross Profit                                  6,122            11,321
Operating expenses                           11,634            37,490
Operating income                             (5,512)          (26,169)
EBITDASO*                                    (5,512)           (9,769)
Interest income & other                        (249)             (102)
Pretax income                                (5,761)          (26,271)
Taxes                                            87               153
Net Income                                   (5,848)          (26,424)

* Excludes nil and US $16.4 M in stock-based compensation amortization recognized in FY1999 and FY 2000, respectively.

                             BLAZE: REVENUE ANALYSIS

      1999/00 revenues by product          1999/00 revenues by geography

         [Graphic Omitted]                       [Graphic Omitted]

         Service/other 53%                       France        3%
                                                 Japan         5%
         Product licenses 47%                    Germany       4%
                                                 UK            5%
                                                 US            83%

            BLAZE: SELECTED BALANCE SHEET ITEMS AS OF MARCH 31, 2000

         US$ Millions                        31/03/00

         Cash                                69.3
         Current Assets                      75.3
         Total Assets                        78.4
         Total Debt                           0.4

                           BLAZE: EMPLOYEE STRUCTURE


      BLAZE USA
      o     R&D                         :        41
      o     Sales & Marketing           :        62
      o     Professional Serv.          :        50
      o     G&A                         :        37
      o     BLAZE UK                    :        15
      o     BLAZE France                :        4
      o     BLAZE Germany               :        8
      o     BLAZE Japan                 :        8
      o     BLAZE Australia             :        2

      Total                                      227

Gemstone: Historical P&L

Gemstone financial statements                          1998              1999
FY end Dec. '000s of US$

Revenues

      Licenses
          Java                                        3,934             6,810
          Smalltalk                                   6,629             5,350

      Total Licenses                                 10,563            12,160

      Services
          Java                                        2,218             4,186
          Smalltalk                                   8,318             7,294

      Total Services                                 10,536            11,480

Total Revenues                                       21,099            23,640

      Cost of Revenues                                6,685             7,098

      Gross profit                                   14,414            16,542

Operating expenses                                   18,301            20,695

Operating income                                    (3,887)           (4,153)

EBITDASO                                            (2,786)           (3,240)

Interest income & other                                (52)             (217)
Pretax income                                       (3,939)           (4,370)

Taxes                                                  (77)             (166)

Net Income                                          (4,016)           (4,536)

                           GEMSTONE: REVENUE ANALYSIS

      1999 Revenues by product                       1999 Revenues by geography


           [Graphic Omitted]                              [Graphic Omitted]

      Service/other 49%                              International 17%
      Product licenses 51%                           US 83%

o     A presence mainly in the United States

           GEMSTONE: SELECTED BALANCE SHEET ITEMSAS OF MARCH 31, 2000

US$ Millions                                    31/03/00

Cash                                            0.5
Current Assets                                  7.8
Total Assets                                    9.0
Total Debt                                      6.5

                          GEMSTONE: EMPLOYEE STRUCTURE

o     R&D                              :   66
o     Sales & Marketing                :   51
o     Professional Services            :   35
o     G&A                              :   21
      Total                            :   173

                PRO-FORMA REVENUE ANALYSIS OF THE COMBINED ENTITY

         THE PRO-FORMA REVENUE FOR THE COMBINED ENTITY IS $88.5 MILLION

Calendar 1999 revenues by product       Estimated Calendar 1999 revenues by
                                        geography*

Service/other 58%                       Rest of the World 29%

Product licenses 42%                    US 46%

                                        Germany 25%

[Graphic Omitted]                       [Graphic Omitted]

USA becomes the largest revenue generator with 45% of overall revenues

* Includes Blaze discontinued operations; geography revenue breakdown for Brokat based on short 1999 FY.

                         EFFECTS OF PURCHASE ACCOUNTING

                                     Gemstone                    Blaze
                                     --------                    -----
Purchased Equity Value               US$271.2*                   US$560.5*m
Financed by                          new shares                  new shares
Period of amortization               7 years                     7 years
Annual goodwill amortization*        US$39.8m                    US$70.7m

*Approximate number

                         FINANCIAL IMPACT OF TRANSACTION


- After consolidation immediate accretion on a revenue and gross margin basis

-     Improved revenue growth through cross selling opportunities

-     Better branding could reduce marketing spending

- Opportunity for further US expansion at reduced cost due to joint sales and marketing force

- Brokat will improve its financing with a cash position of about USD 160 million

Our goal is to use expected cost savings and synergies to shorten the time to profitability

                          WHAT COULD THE FUTURE BRING?

EARLIER PROFITABILITY

Reasons for optimal fit

Shared vision of e-Services Platform

Product Development
- Java-based EAS and CRM Engine are strategic additions to the Twister e-Services Platform

-     Shared view of development pipeline

-     Complementary development skills reduce time-to-market

Field Operations

Marketing
-     Enhanced credibility and branding especially in the US market

-     Promotion of Twister platform

Sales & Services
-     Complementary geographies, skill sets and services offerings

-     Cross-selling/up-selling potential for all involved parties

-     Leveraging of customer relationships

Culture/HR
-     Employees share a culture of innovation and product excellence

[Graphic omitted]

WHO'S BROKAT?

BROKAT IS AN E-BUSINESS HYPERGROWTH COMPANY

-     September 17th 1994 founded in Germany by 5 partners

-     Established European market leader in e-Banking

-     Inroads into other verticals

-     Strong international presence: 26 offices in 15 countries

- More than 2.5 million end-users in Europe are already doing Internet banking and brokerage based on BROKAT technology today

-     Over 2000 financial companies using BROKAT Twister-solutions worldwide

                               [Graphics omitted]

BROKAT AS GLOBAL PLAYER

[graphics omitted]

15 Subsidiaries                                  11 Sales Offices

THE PLAYERS: EACH A RESPECTED LEADER IN ITS FIELD OF E-BUSINESS -
BROKAT POSITIONING

A Blueprint for the e-Business

- Brokat supplies software infrastructure and applications for companies that provide transactional services over electronic delivery channels ("e-services").

                               [Graphics omitted]

- Unlike other software vendors offering individual pieces of a puzzle, Brokat delivers integrated e-Business Solutions that combine technology and business infrastructure with applications.

- Vertically Brokate is focused on financial applications such as e-banking, e- brokerage and e-payment.

- Horizontally Brokat is specialized in integrating electronic delivery channels such as the internet and mobile phones, with a particular emphasis on mobile authentication ("meSign").

COMBINED TWISTER ENGINEERING UNITS

                               [Graphics omitted]

Beaverton, OR
-     Twister EJB EAS
-     Product: Twister GemStone/Professional Edition

San Jose, CA
-     Twister Personalization and Rule Engine
-     Product: Twister Advisor

Paderborn, D
-     Twister Tools
-     Twister SAP

Stuttgart, D
-     Twister CORBA EAS/CI/EAI, e-Services Platform
-     Products: Twister Enterprise EditionX

Twister Management Board
- Coordination for common architecture, release cycles, budgets, product vision

E-SERVICES PLATFORM VS. ENTERPRISE APP SERVER AND E-COMMERCE PLATFORMS


Approach                    e-Services Platform         Enterprise App              e-Commerce
                            (Brokat)                    Server                      Platform
Functional
Building Blocks*
---------------------------------------------------------------------------------------------------------
Technical
infrastructure

CORBA App Dev               [graphic omitted]           [graphic omitted]           - (no business logic)
---------------------------------------------------------------------------------------------------------
EJB App Dev                 [graphic omitted]           [graphic omitted]           -
---------------------------------------------------------------------------------------------------------
Integrated Dev Env          [graphic omitted]           [graphic omitted]           -
---------------------------------------------------------------------------------------------------------
Adaptability of             [graphic omitted]           -                           -
Applications
---------------------------------------------------------------------------------------------------------
EAI functionality           [graphic omitted]           [graphic omitted]           [graphic omitted]
---------------------------------------------------------------------------------------------------------
Multi-channel               [graphic omitted]           [graphic omitted]           [graphic omitted]
Customer
interaction
---------------------------------------------------------------------------------------------------------
Distributed                 [graphic omitted            [graphic omitted]           [graphic omitted]
Transaction
processing
---------------------------------------------------------------------------------------------------------
Security                    [graphic omitted]           [graphic omitted]           [graphic omitted]
---------------------------------------------------------------------------------------------------------
Scalability                 [graphic omitted]           [graphic omitted]           [graphic omitted]
---------------------------------------------------------------------------------------------------------
Business
infrastructure
User                        [graphic omitted]           [graphic omitted]           [graphic omitted]
Tracking/Profiling
---------------------------------------------------------------------------------------------------------
Personalization of          [graphic omitted]           [graphic omitted]           [graphic omitted]
content
---------------------------------------------------------------------------------------------------------
Personalization of
business processes
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
Content                     [graphic omitted]           [graphic omitted]           [graphic omitted]
Management
---------------------------------------------------------------------------------------------------------
Message                     [graphic omitted]           [graphic omitted]           [graphic omitted]
notification
---------------------------------------------------------------------------------------------------------
Payment                     [graphic omitted]           [graphic omitted]           [graphic omitted]
---------------------------------------------------------------------------------------------------------
Collaboration               [graphic omitted]           [graphic omitted]           [graphic omitted]
---------------------------------------------------------------------------------------------------------
Mobile Electronic           [graphic omitted]           [graphic omitted]           [graphic omitted]
Signature
---------------------------------------------------------------------------------------------------------

* Referring to reports of Gartner (e-Business Platforms), Ovum (Enterprise App Servers), Metagroup, IDC

PRO-FORMA CALENDAR YEAR 1999 INCOME STATEMENT

Pro Forma P & L CY 1999 1/   Blaze      GemStone    Brokat 2/    Pro-Forma
--------------------------------------------------------------------------------
Total Revenues               14,761     23,640      50,150       88,520
Cost of Revenues             5,418      7,098       23,406       35,921
Gross Profit                 9,343      16,542      26,744       52,599
Operating Expenses           27,179     20,695      72,350       120,181
Operating Income             (17,836)   (4,153)     (45,606)     (67,582)
EBIPDASO                     (5,786)    (3,227)     (28,872)     (38,798)
Interest Income & Other      (342)      (217)       (1,123)      (1,216)
Pre-tax Income               (18,178)   (4,370)     (44,484)     (67,051)
Taxes                        (155)      (166)       (60)         (261)
Net Income                   (18,333)   (4,536)     (44,424)     (67,312)
--------------------------------------------------------------------------------

Notes:
1.       Excluding all synergies
2.       Average 1999 Euro/U.S. Dollar Exchange Rate: 0.9588

COMBINED ENTITY

PRO-FORMA REVENUE ANALYSIS

Calendar 1999 revenues by product           Estimated Calendar 1999 revenues by
                                            geography*

[graphics omitted]                                     [graphic omitted]

Service/other  58%         Rest of the World 29%
Product licenses 42%       US 46%
                           Germany 25%

* Includes Blaze discontinued operations; geography revenue breakdown for Brokat based on short 1999 FY

[graphic omitted]

COMBINED ENTITY

PRO-FORMA: SELECTED BALANCE SHEET ITEMS AS OF MARCH 31, 2000

--------------------------------------------------------------------------------
($ in millions)
Pro Forma Balance                                           Pro Forma
Sheet 1                  Brokat      Blaze      GemStone        Total
--------------------------------------------------------------------------------
Cash & Cash
Equivalents               $91.3      $69.3          $0.5       $161.1
--------------------------------------------------------------------------------
Total Current Assets      126.0       75.3           7.8        209.2
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Total Assets 2           $218.8     $548.2        $285.3     $1,052.3
--------------------------------------------------------------------------------
Total Debt                126.5        0.4           6.5        133.4
--------------------------------------------------------------------------------

[graphic omitted]

1) All figures are as of March 31, 2000. Brokat and GemStones figures are from their respective managements. Blaze figures are from 4/26/00 Blaze press release.

2) Includes estimated Goodwill for the Blaze and GemStone transactions based on a purchase price of $20.00 per share for Blaze and $268.8 million for the equity interests of GemStone.

THE ADVERTISING CAMPAIGN

Text excerpt of ad published in connection with transactions in major newspapers world-wide:

[Illustration:  upper arm with triple biceps]

[Headline:]

There are two companies that can do some e-business things better than us. And that's why we have decided to merge with them.

[Text:]

The acquisition of Blaze and GemStone means we can now draw on the expertise of two companies. They are specialists in customer relations management and in the development of the leading Enterprise Java Beans Server. Both complement our e-services platform perfectly. Thanks to their support, we will be able to stabilize our mobile-business platform. Furthermore, we will have an even more powerful presence in the USA, the core market of the software industry. All of which means we have taken another large step towards our goal of becoming leaders in the e-business market. Further information:

[Logo:]

Brokat

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